UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
TYPE:  SC 13D
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            (828) 255-4833

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 3, 2002
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
========================================================================
NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                  1781194
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER                               0
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1781194
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                          0
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             1781194
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     17.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1530260
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER           1530260
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER               0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1530260
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  14.6%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================








ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801. Additional information with respect to officers, directors, and general partners is set forth in the attached Exhibit A.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The reporting person intends to be a passive holder of the securities of the issuer. As such, the securities of the issuer acquired and held by the reporting person were purchased in the ordinary course of business for investment purposes and not for the purpose of changing or influencing the control of the issuer of such securities.

The securities were acquired with the intent to gain a diversified exposure to a portfolio of predominately small-cap securities selected and managed by an investment advisor skilled in that market sector. The reporting person is a long term investor that supports the continuation of the current investment objective of the issuer to invest in small-cap securities and the continued management of the existing investment advisor.

Recent Federal filings indicate that a proxy contest will occur at the issuer's annual meeting scheduled for June 5, 2002. The reporting person is not a party to any solicitation associated with this contest, and as a passive investor in the issuer's shares, is not endorsing either proxy. Furthermore, the reporting person is not a Party to any contract, arrangement or understanding with any person with respect to any securities of the issuer.

The reporting person wishes to maximize the long term value of its investment in the issuer's securities. Therefore, the reporting person will exercise its voting rights in a manner which it considers, in its own sole best judgment, to be in the best long-term interests of the issuer and its shareholders. As a passive investor, the reporting person has not, and will not, enter into any agreement, with any party or group, as to how it will exercise its voting rights at the issuer's upcoming annual meeting.

The reporting person may also consider buying or selling shares of the issuer if, in the sole discretion of the reporting person, it is deemed advisable. As a passive investor, it is the intention of the reporting person to return to filing Schedule 13G's in the near future.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated April 12, 2002, states that, as of April 1, 2002, there were 10,507,794 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 3,311,454 shares of Common Stock, which constitute approximately 31.5% of the outstanding shares of Common Stock.

      (b) Power to vote and to dispose of the securities resides with the Advisors.

      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:



 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------
3/13/02                       4100                        11.3822
3/15/02                       5500                        11.5836
3/18/02                       5100                        11.65
3/18/02                       2300                        11.59
3/19/02                       1200                        11.65
3/21/02                       3300                        11.38



ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None







                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2002                        Deep Discount Advisors, Inc.


                                         By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President











                                   EXHIBIT A

    The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777, Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address              Principal Occupation
-----------------             --------------------
Ronald G. Olin                Investment Advisor
Sandra D. Olin                Director
Ralph D. McBride              Attorney






                               EXECUTIVE OFFICERS


Name and Address               Principal Occupation
-----------------              --------------------
Ronald G. Olin                 Investment Advisor



               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

    The following shareholders and/or partners may be deemed to control the Reporting Persons:

Ronald G. Olin